================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                 SCHEDULE 14D-9
                                 (RULE 14D-101)

               SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION
                 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             MERCATOR SOFTWARE, INC.
                            (Name of Subject Company)

                             MERCATOR SOFTWARE, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    587587106
                      (CUSIP Number of Class of Securities)

                                 ---------------

                                   ROY C. KING
                 CHAIRMAN, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                             MERCATOR SOFTWARE, INC.
                                 45 DANBURY ROAD
                                WILTON, CT 06897
                            TELEPHONE: (203) 761-8600
       (Name, address and telephone number of person authorized to receive notice and communication on behalf of the person(s) filing statement)

                                    Copy to:

                             MICHAEL WEINSIER, ESQ.
                           CHARLES A. SAMUELSON, ESQ.
                      JENKENS & GILCHRIST PARKER CHAPIN LLP
                              405 LEXINGTON AVENUE
                               NEW YORK, NY 10174
                            TELEPHONE: (212) 704-6000

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

================================================================================

FOR IMMEDIATE RELEASE


           ASCENTIAL SOFTWARE ANNOUNCES AGREEMENT TO ACQUIRE MERCATOR
                            SOFTWARE FOR $3 PER SHARE

     - CREATES THE INDUSTRY'S FIRST AND MOST COMPREHENSIVE DATA INTEGRATION PRODUCT SET FOR TRANSACTIONAL, OPERATIONAL, AND ANALYTICAL
                REQUIREMENTS REGARDLESS OF DATA VOLUMES OR LATENCY

     -  GROWTH-ORIENTED ACQUISITION SIGNIFICANTLY INCREASES ASCENTIAL'S SIZE
                                    AND SCALE


WESTBORO, MASS., AND WILTON, CONN., AUGUST 4, 2003 - Ascential Software Corporation (Nasdaq: ASCL), the enterprise data integration leader, today jointly announced a definitive agreement to acquire Mercator Software (Nasdaq:
MCTR), a leading provider of data transformation and routing solutions designed for complex, high-volume transaction processing environments. The acquisition, structured as a cash tender offer, is valued at approximately $106 million. This combination is expected to create the largest independent enterprise data integration software company with current annualized revenues of approximately $250 million and more than 3,000 customers.

"Mercator's offerings are widely recognized for their ability to address high-performance, real-time, complex data integration requirements and are a natural complement to our offerings," said Peter Gyenes Chairman and CEO, Ascential Software. "Our combined technologies, distribution channels, partnerships, geographic coverage, and skill sets expand the size and scale of our company, and allow customers to apply our comprehensive data integration platform pervasively, throughout their enterprise, to support transactional, operational and analytical application environments, regardless of data volumes or latency."

STRATEGIC RATIONALE

This combination:

     o Creates the largest independent software vendor focused exclusively on enterprise data integration with $250 million in annualized revenue and more than 3,000 customers

     o Creates the industry's first and most comprehensive product set to support the full spectrum of data integration requirements regardless of data volumes or latency

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     o    Extends and deepens Ascential Software's resources for technology innovation, customer value and global reach

     o Adds solutions, expertise, customers and partners in key vertical markets including: finance, healthcare, retail, manufacturing and distribution

     o Elevates the visibility and strategic importance of Ascential Software within the enterprise IT community

     o Leverages Ascential Software's business model by accelerating profitability and growth, providing accretion to earnings while retaining substantial financial resources.

"Mercator and Ascential each have a history of successful innovation that provides superior customer value," said Roy C. King, Chairman and CEO of Mercator. "The combination of our highly complementary technology provides Mercator customers the opportunity to immediately benefit from Ascential's scalable suite of data profiling, data quality, transformation and meta data management, as well as its Real-Time Integration (RTI) Services that enable on-demand data integration in line with customers' business processes. Ascential's customers can also benefit from Mercator's expertise in transaction-oriented data transformation and routing; innovative industry-ready integration solutions; and powerful adaptors for an extensive universe of platforms, servers and other requirements of critical business technology. Each of our constituencies can benefit from the substantial scale, stability and global resources resulting from the Mercator/Ascential combination."

Ascential Software currently expects the acquisition to be accretive to earnings within its first year of combined operations, as a result of cost synergies, cross-selling opportunities and new revenue streams resulting from the companies' complementary products, channels, and geographic presence.

"We believe that by combining Ascential Software and Mercator, we can accelerate the achievement of our long term operating margin goals", continued Gyenes. "Once we complete the integration of Mercator into Ascential Software, our combined company

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will have more than 3,000 customers and 900 employees worldwide, and the critical mass to increase innovation, customer value and service, while achieving higher levels of profitability."

ABOUT THE TRANSACTION
---------------------

Under the terms of the merger agreement, Ascential Software will promptly commence a cash tender offer for the outstanding shares of Mercator stock for $3 per share, which will be subject to certain conditions, as will be described in the offer to purchase, letter of transmittal and related documents. The tender offer is expected to close by the end of the third quarter, barring unforeseen circumstances. This acquisition has been unanimously approved by the board of directors of each company and is subject to regulatory and other customary closing conditions. Bear Stearns acted as an advisor to Ascential Software. J.P. Morgan Securities Inc. acted as an advisor to Mercator.

CONFERENCE CALL

Ascential Software and Mercator will hold a joint conference call at 9:00 AM
(EDT) today for investors and analysts to discuss the proposed transaction. To participate in the call in the U.S. please dial 888-769-8522. International callers should dial 630-395-0061. The pass code is "Ascential". A replay of the call will be made available at 800-925-2379. No access code is required for the replay. The replay will begin approximately two hours after the call and will be available through 5:00 PM (eastern) on August 11, 2003. The conference call will also be broadcast live through a link on the Investor Relations page on the Ascential Software web site at WWW.ASCENTIAL.COM/INVESTORS. Please go to the web site at least fifteen minutes prior to the call to register, download and install any necessary audio software.

ABOUT MERCATOR SOFTWARE, INC.

Mercator delivers its customers and partners The Advantage Inside
Integration(TM), providing Industry-Ready Integration Solutions(TM) that solve critical business problems in real-time, while leveraging current technology investments and maximizing ROI. Mercator's core integration technology, Mercator Inside Integrator(TM) 6.7, features a

Solutions-Oriented Architecture(TM) which easily and seamlessly automates high-volume, complex transactions. Over 1,100 enterprise customers leverage the power, speed and flexibility of Mercator's proven integration technology and industry expertise to build better business value and faster ROI. To hear why our customers and partners believe Mercator is the advantage inside integration, visit our Web site at WWW.MERCATOR.COM.

ABOUT ASCENTIAL SOFTWARE

Ascential Software Corporation is the leading provider of enterprise data integration solutions to organizations worldwide. Customers use the Ascential Enterprise Integration Suite to integrate and leverage data across all strategic analytic and enterprise applications with confidence in the accuracy, completeness and timeliness of critical information. Ascential Software's powerful data profiling, data quality, data transformation, parallel processing, meta data and connectivity solutions enable customers to reduce total cost of ownership and increase return on IT investment. Headquartered in Westboro, Mass., Ascential Software has offices worldwide and supports more than 2,200 customers in such industries as financial services, telecommunications, healthcare, life sciences, manufacturing, consumer goods, retail, and government. More information on Ascential Software can be found on the Web at WWW.ASCENTIAL.COM.

                                      # # #

This release contains forward-looking statements, as well as a number of assumptions about future events and is subject to important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address a variety of subjects including, for example, benefits of the proposed transaction; expected synergies attained through the combination; revenues and earnings expected following the acquisition; the ability of Ascential Software to retain substantial financial resources; customer reaction to the acquisition and benefits to customers; the creation of a product set that will support the full spectrum of data integration requirements regardless of data volumes or latency; extension and deepening of Ascential Software's resources, visibility and strategic importance of Ascential Software within the enterprise IT community; the functionality, characteristics, quality and performance capabilities of each company's products and technology; results achievable and benefits attainable through deployment of each company's products; customer requirements and expectations; reduction of cost of ownership by customers and return on IT investment. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the acquisition may not be completed; the closing of the acquisition may be delayed; required regulatory approvals may not be granted; shareholders may not tender their shares or vote in favor of a merger; the businesses may not be successfully integrated or the transition may require substantial time; the integration may involve unexpected costs; both businesses may suffer as a result of uncertainty surrounding the transaction; key employees may depart the company following the acquisition; customers of each business may not adopt technology of the other business; as well as other factors, such as, the ability of Ascential Software to expand its market share; growth rates for the enterprise data integration software market; general business conditions in the software industry, the technology sector, and in the domestic and international economies; rapid technological change in the markets served by Ascential Software; dependence on international operations; global and geopolitical instability; and difficulties that Ascential Software may experience integrating technologies, operations and personnel of completed or future acquisitions. For a detailed discussion of these and other cautionary statements, please refer to the filings made by Ascential Software with the Securities and Exchange Commission, including, without limitation, the most recent Quarterly Report on Form 10-Q. Ascential Software disclaims any intent or obligation to update any forward-looking statements made herein to reflect any change in Ascential Software's expectations with regard thereto or any change in events, conditions, or circumstances on which such statements are based.

If a tender offer is commenced, any Offer to Purchase will be sent to all Mercator stockholders. This document will contain important information and should be read by stockholders. A tender offer statement on Schedule TO, which will include the Offer to Purchase and other exhibits, will be filed with the Securities and Exchange Commission. All documents filed with the SEC can be examined for free at the SEC web site (HTTP://WWW.SEC.GOV.). They are also available without charge by calling the Investor Relations department at 508 366-3888 or by sending a written request to that department at 50 Washington Street, Westboro, Massachusetts.

(C) 2003 Ascential Software Corporation. All rights reserved. Ascential is a trademark of Ascential Software Corporation or its affiliates and may be registered in the United States or other jurisdictions. Other marks are the property of the owners of those marks.

FOR MORE INFORMATION, CONTACT:


Press:                                    Investors:
Chas Kielt                                David Roy
Ascential Software Corporation            Ascential Software Corporation
(508) 366-3888 x3256                      (508) 366-3888 x3290
chas.kielt@ascential.com                  david.roy@ascential.com
------------------------                  -----------------------
Press:                                    Press or Investors:
Jeff Aubin                                Jonathan Cohen
Beaupre & Co. Public Relations            Mercator
(603) 559-5838                            (203) 563-1214
jaubin@beaupre.com                        jcohen@mercator.com
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